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                                                               EXHIBIT (a)(1)(L)

To All AMCC Optionholders Eligible to Participate in the Offer to Exchange:

For those of you who were not able to attend one of the original Stock Option Exchange presentations, you are in luck! Stock Administration will be providing a makeup Stock Option Exchange presentation on Thursday, November 16 at 10:00 a.m. Pacific Standard Time. Ten lines have been reserved for those of you wishing to dial in at (858) 535-3296.

If you have questions regarding the Stock Option Exchange Program, contact Stock Administration at (858) 535-3462 or mailto:stockadm@amcc.com.
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